
June 30, 2015

Via E-mail
Chi-Wen Tsai
Chief Executive Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road, Tantzu
Taichung, Taiwan, ROC

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 000-30702**

Dear Mr. Tsai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4. Information on the Company, page 19

1. We note from your press release dated January 28, 2015 that you present a breakdown of your revenue by end applications, such as Communication, Computing, Consumer and Memory. In your future filings, please consider including similar disclosure regarding a breakdown of total revenues by category of activity. Please refer to Item 4.B.2 of Form 20-F.

2. We note from your disclosure under "Intellectual Property" on page 28 that you license the technology for your ball grid array packages from Freescale and that the license expires in December 2015. We also see your disclosure under Item 10.C on page 59 that you consider that license agreement to be a material contract. With a view towards revised disclosure, please tell us whether there are any known trends that may arise from the expiration of this license. Please refer to Item 5.D of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 32

3.   We note your disclosure on page 19 that testing and other revenues accounted for approximately 22.4% of your revenues in 2014. In your future filings, please include the disclosures required by Item 5.A of Form 20-F with regard to your testing and other revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3635 with any questions.

Sincerely,

/s/ Timothy Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Chris K.H. Lin, Esq.
                Simpson Thacher & Bartlett LLP